FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson
Vice President and Assistant General Counsel
Law Department
Direct Dial: (860) 325-1538
Fax: (800) 325-1539

March 26, 2015

Ms. Deborah D. Skeens

Senior Counsel

Securities and Exchange Commission

Disclosure Review Office

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:                             Forethought Life Insurance Company Separate Account A

File Nos. 333-201683; 811-22726

Dear Ms. Skeens:

Thank you for your comments on March 20, 2015 regarding our N-4 filing for the above-referenced file numbers.  Below please find our response following your comments in bold, italics.  Page numbers refer to the courtesy copy of the registration statement provided to the staff.

General

1.              COMMENT:  Please confirm that all missing information, including the financial statements and all exhibits, will be filed by a pre-effective amendment to the registration statement.

RESPONSE:  Registrant confirms that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration.

2.              COMMENT:  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

RESPONSE:  Agreed.  Registrant confirms the contract name is and will continue to be the same as the EDGAR class identifiers.

3.              COMMENT:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the policy or whether the company will be solely responsible for any benefits or features associated with the policy.

RESPONSE:  Registrant confirms there are currently no guarantee or support arrangements with third parties to support any of the benefits or features under the policy.  Registrant confirms that if there is such an arrangement in the future, it will disclose said arrangement in the Registration Statement.

4.              COMMENT:  Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

RESPONSE:  Agreed.  Registrant has reviewed the prospectus and believes the prospectus is in compliance with the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933.

5.              COMMENT:  Glossary/ “Investment Restrictions” (p. 68): Please identify the “other investment programs” that may be included as allowable investments.

RESPONSE:  Registrant has removed the reference to “other investment programs.”

Cover Page

6.              COMMENT:  Please disclose the name of each portfolio offered under the contract as opposed to naming each series trust that has one or more portfolios offered under the contract. (If necessary because of the number of portfolios, these may be listed on the inside front cover.)

RESPONSE:  Agreed.  Registrant has disclosed the name of each portfolio offered under the contract on the inside front cover of the prospectus.

Introduction

7.              COMMENT:  How to buy this variable annuity/ Choose a Contract Class (p. 3): Please revise the Mortality & Expense Risk and Administrative Charge for Share Class C and L as the figures do not appear to be consistent with the fee table.

RESPONSE:  Agreed.  Registrant has revised the Mortality & Expense Risk and Administrative Charge for the C Share and L Share Classes to be consistent with the fee table on page 4.

Fee Summary

8.              COMMENT:  Please revise the Maximum Total Separate Account Annual Expense figures for C Share and L Share contracts as the figures provided do not appear to be accurate.

RESPONSE:  Agreed.  Registrant has revised the Maximum Total Separate Account Annual Expense figures for the C Share and L Share Classes to the accurate totals.

9.              COMMENT:  Total Annual Fund Operating Expenses (p. 5): Please confirm supplementally that the maximum and minimum figures in the underlying portfolio company operating expense table are calculated to include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more acquired funds in accordance with Instruction 17(a) to Item 3 of Form N-4. In addition, please insert a closing parenthetical for the phrase beginning “expenses that are deducted….”

RESPONSE:  Agreed.  Registrant confirms the maximum and minimum figures in the underlying portfolio company operating expense table are calculated to include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more acquired funds.  Registrant has also inserted the closing parenthetical as indicated in the above comment.

10.       COMMENT:  Example (p. 6): The expense example, when describing the benefits that carry the highest charge, includes “investment[s] in Sub-Accounts that are subject to the Fund Facilitation Fee.” Please confirm supplementally that Sub-Accounts subject to the Fund Facilitation Fee are the most expensive Sub-Accounts.

RESPONSE:  Registrant does not confirm that Sub-Accounts subject to the Fund Facilitation Fee are the most expensive Sub-Accounts.  We currently have a Sub-Account with the maximum Total Annual Fund Operating Expense that exceeds any Sub-Account with the Fund Facilitation Fee.  However, in order to show highest fees, the example assumes there is a Fund Facilitation Fee on the highest priced Sub-Account.  We have revised the sentence in question to read as follows:  “Let’s say, hypothetically, that your annual investment return is 5% and that your fees and expenses today were as high as possible including the election of the highest possible optional charges (i.e., Maximum Daily Value II and Daily 6 Withdrawal Benefit and investment in Sub-Accounts that charge the highest total annual fund operating expenses plus the maximum Fund Facilitation Fee).

Management of the Contract

11.       COMMENT:  The Funds (p. 9): In the third line of the first paragraph on this page, please highlight the sentence that states, “Use of the managed volatility strategy may impact the value of certain guaranteed rider benefits.”

RESPONSE:  Agreed.  The Registrant has highlighted the above referenced sentence in the prospectus.

12.       Fixed Account (pp. 10-11):

a.              COMMENT:  The bolded paragraph on p. 10 refers to “Investment Restrictions in Appendix C.” As the relevant Investment Restrictions are set forth in Appendix D rather than Appendix C, please revise the disclosure accordingly.

RESPONSE:  Agreed.  The Registrant has corrected the Appendix reference from C to D.

b.              COMMENT:  In the third full paragraph on p. 11, beginning “We may restrict your ability to allocate Contract Value…,” please clarify, if accurate, that required allocations to the Fixed Account may not be transferred out of the Fixed Account even if the interest rate on such investments declines. Please also include a similar disclosure in the discussion of the relevant optional benefits.

RESPONSE:  Agreed.  Registrant has added the following disclosure to the Fixed Account section on page 11 as well as in the discussion of relevant optional benefits:  “We may also prohibit allocations to the Fixed Account from transfers out of the Fixed Account even in the event of interest rate declines.”

All Optional Death Benefits

13.       COMMENT:  What happens if you annuitize your Contract?: Please clarify, if accurate, that the death benefit terminates when the contract is annuitized. In addition, please clarify whether annuitization may occur automatically upon the Annuity Commencement Date.

RESPONSE:  Agreed.  Registrant has clarified in each of the optional death benefit sections and in the Annuity Payouts section that annuitization will happen automatically on the Annuity Commencement Date and will result in termination of the death benefit.

Return of Premium II

14.       Are there restrictions on how much you must invest? (p. 28): The last two paragraphs on this page (beginning, “We may require that you comply with then prevailing Investment Restrictions upon Spousal Contract continuation….”) appear to be, in large part, redundant. For clarity, please consider revising and consolidating these two paragraphs where appropriate. In particular, please address the following issues:

a.              COMMENT:  Please separate the first sentence (relating to Spousal Contract continuations and Covered Life changes) from the remainder of the discussion, as the remaining discussion appears to apply generally, and not only to these two specific circumstances.

RESPONSE:  Agreed.  Registrant has separated the first sentence from the remainder of the paragraph.

b.              COMMENT:  Please explain the reference to “any asset allocation model” and “certain Funds” in the second sentence of the first paragraph. If these references are to the approved asset allocation models and approved Sub-Accounts that are referenced in the first sentence of the second paragraph, please so specify.

RESPONSE:  Agreed.  Registrant has replaced “Investment in any asset allocation model and certain funds” with “The Investment Restrictions”.  Registrant has also removed the first, second, and fourth sentences from the second paragraph and combined the two paragraphs.

c.               COMMENT:  Please make corresponding changes to the same disclosure for Legacy Lock III, which is located in the two paragraphs at the bottom of p. 32.

RESPONSE:  Agreed.  Registrant has made the same revisions indicated in 14a and 14b above to Legacy Lock III.

Legacy Lock III

15.       Is this rider designed to pay you Death Benefits? (p. 30): With reference to the bolded language in the second paragraph (beginning, “This has the effect of providing a Death Benefit….”), please address the following two concerns:

a.              COMMENT:  Please clarify, if accurate, that this formula may result in a smaller Death Benefit than that payable prior to the Owner/Annuitant’s 90th birthday.

RESPONSE:  Agreed.  Registrant has added the following disclosure “which may result in a smaller Death Benefit amount than prior to age 90.”

b.              COMMENT:  For clarity, please consider including an example to show how the Death Benefit would be reduced on or after the Owner/Annuitant’s 90th birthday. If the example is included in Appendix A, please include a cross-reference here.

RESPONSE:  Agreed.  Registrant has added an additional footnote (7) to the Legacy Lock III Example in Appendix A and has also cross-referenced the footnote on page 30.

16.       Enhanced Return of Premium Component of Legacy Lock III (p.31): Information in the second sentence of the first paragraph in this section (beginning, “The Enhanced Return of Premium component of this Death Benefit reduces to zero….”) appears to be repeated in a subsequent paragraph (beginning, “If you have elected an Optional Withdrawal Benefit….”). Specifically:

a.              COMMENT:  For clarity, please consider consolidating the disclosure regarding the effect of the Minimum Amount Rule on Enhanced Return of Premium, so that it is discussed only once in this section.

RESPONSE:  Agreed.  Registrant has removed the language at the end of the second sentence in the first paragraph (from “as a result of investment performance” to the end of the sentence).

b.              COMMENT:  Please define “Minimum Amount Rule” the first time it appears in this disclosure.  Currently, this term is not defined until two paragraphs after it is first used.

RESPONSE:  Agreed.  Registrant has moved the definition to the first time “Minimum Amount Rule” appears in this disclosure.

Optional Withdrawal Benefits

17.       All Optional Withdrawal Benefits:

a.              COMMENT:  What happens if you annuitize your Contract?: Please clarify what the value is that would be annuitized after the Annuity Commencement Date. (That is, is it Contract Value, Withdrawal Base, or the greater of the two, or, alternatively, may an investor continue to receive Lifetime Annual Payments?)

RESPONSE:  Agreed.  Registrant has clarified that the value that annuitizes after the Annuity Commencement Date is the Contract Value.

b.              COMMENT:  Other Information: Please clarify the following statement: “Annuity Payout Options available subsequent to the Annuity Commencement Date may not necessarily provide a stream of income for your lifetime and may be less than Lifetime Annual Payments.”

RESPONSE:  Agreed.  Registrant has clarified that the amount and duration of an annuity payout will depend on the Annuity Payout Option elected.

18.       COMMENT:  Chart (pp. 38-39): The comparison of the four optional riders in this chart appears unnecessarily lengthy, given that many of the features of Daily +4 and Daily +5 are identical, as are many of the features of Daily 6 and Daily 7. In order to avoid potential confusion, please consider consolidating this disclosure to the extent practicable. For example, if the main difference between Daily +4 and Daily +5 (as well as Daily 6 and Daily 7) is the presence/absence of a required allocation to the Fixed Account, please consider disclosing this more prominently.

RESPONSE:  Agreed.  Registrant has revised the chart to combine Daily +4 and Daily +5 and to combine Daily 6 and Daily 7.  In both instances, Registrant has highlighted the differences between the two riders.

19.       COMMENT:  Daily +5 and Daily 7/Are there restrictions on how much you must invest? (p. 35 and p. 51, respectively): As both of these optional riders require 20% allocations to the Fixed Account, please disclose the amount of that required allocation in this section.

RESPONSE:  Agreed.  Registrant has added language to disclose the required 20% allocation to the Fixed Account.

20.       COMMENT:  Daily +4 and Daily 6/ Are there restrictions on how much you must invest? (p. 57 and p. 64, respectively): Neither of these riders permits investment in the Fixed Account. Therefore, please revise the second sentence in this section to omit reference to the Fixed Account.

RESPONSE:  Agreed.  Registrant has removed references to the Fixed Account in these sections.

Appendix A

21.       COMMENT:  All Optional Rider Examples (Death Benefits and Withdrawal Benefits) (pp. A-8 — A-13): Please specify whether the Contract Value reflects the deduction of Premium Based Charges, if applicable.

RESPONSE:  Agreed.  Registrant added the following disclosure to the end of footnote 1 under each optional rider in Appendix A, “Excludes deduction of any applicable Premium Based Charges.”

Appendix D

22.       COMMENT:  The Daily +5, Daily 7, and Legacy Lock III investment restrictions state that 20% of initial and subsequent Purchase Payments must be allocated to the Fixed Account. Please also clarify, if accurate, that amounts allocated to the Fixed Account may not subsequently be transferred out of the Fixed Account.

RESPONSE:  Agreed.  Registrant had added disclosure stating that amounts allocated to the Fixed Account may not subsequently be transferred out of the Fixed Account.

23.       COMMENT:  Please revise this disclosure in order to clarify that the list of Approved Sub-Accounts applies to all of the listed optional riders (all four withdrawal benefit riders and the three listed death benefit riders). Currently, the disclosure is potentially confusing, as the Sub-Accounts are listed under a bolded heading that refers to only four of the seven riders.

RESPONSE:  Agreed.  Registrant has revised the disclosure to clarify that the list of approved Sub-Accounts relates to all riders.

24.       COMMENT:  The asterisked footnote at the bottom of the page (beginning, “If you have also elected Daily +5….”) is confusing, since the prospectus states that only one optional withdrawal benefit and one death benefit may be selected by any one investor. Please revise this sentence for clarity. In addition, for further clarity, please consider disclosing this information more prominently (that is, not in a footnote).

RESPONSE:  Agreed.  Registrant has revised the disclosure to place it more prominently and to clarify which riders may be elected together, and which Investment Restrictions apply in those cases.

Powers of Attorney

25.       COMMENT:  Please note that the power of attorney for this filing did not reserve the right to execute amendments. Therefore, a new power of attorney (or the signature of the principals) will be necessary for any pre-effective amendments. See rule 483(b) under the Securities Act of 1933.

RESPONSE:  Agreed.  A new power of attorney has been obtained for both pre-and post-effective amendments.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

RESPONSE:  Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements.  Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.  Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Thank you for your comments.  We hope the information provided above and in the attached courtesy copy of the marked registration statement are responsive.  Please let us know if you have any comments or questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson
Vice President and Assistant General Counsel